EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations to combined fixed charges and preferred stock dividends:

	Year Ended December 31
	2008	2007	2006	2005	2004

Fixed charges	$258,453	$275,648	$235,521	$106,909	$44,939
Preferred stock dividends	20,251	20,256	20,256	20,256	20,259

Combined fixed charges and preferred stock dividends	$278,704	$295,904	$255,777	$127,165	$65,198

Fixed charges	$258,453	$275,648	$235,521	$106,909	$44,939
Income from continuing operations	125,923	24,713	3,843	17,195	39,869

	$384,376	$300,361	$239,364	$124,104	$84,808

Ratio of income from continuing operations to combined fixed charges and preferred stock dividends	1.38:1	1.02:1			1.30:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends			$16,413	$3,061